

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2019

Ronald F. Dutt
Chief Executive Officer
Flux Power Holdings, Inc.
985 Poinsettia Avenue, Suite A
Vista, CA 92081

      Re: Flux Power Holdings, Inc.
          Registration Statement on Form S-1
          Filed May 24, 2019
          File No. 333-231766

Dear Mr. Dutt:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at 202-551-3498 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Electronics and Machinery

cc: Daniel B. Eng, Esq.